SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  Schedule 13d
                                (Amendment No.2)

                        XM SATELLITE RADIO HOLDINGS INC.
                                (Name of Issuer)

                 Class A Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                   983759-10-1
                                 (CUSIP Number)

                                  Anne T. Larin
                                   Legal Staff
                           General Motors Corporation
                             300 Renaissance Center
                          Detroit, Michigan 48265-3000
                                 (313) 665-4927
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 19, 2001
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f), or 13d-1(g), check the following box.

1.   NAME OF REPORTING PERSON:  General Motors Corporation

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 38-0572515

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
       (A)   X
       (B)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:  WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e):   .

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER:  5,553,252.

8.   SHARED VOTING POWER:  13,416,153.

9.   SOLE DISPOSITIVE POWER: 5,553,252.

10.  SHARED DISPOSITIVE POWER: 13,416,153.

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  18,969,405.

12.  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:   .

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  38.8%.

14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):  CO.


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1.   NAME OF REPORTING PERSON:  Hughes Electronics Corporation

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
      52-1106564

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
        (A)  X
        (B)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:  WC, OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e):   .

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER: -0-

8.   SHARED VOTING POWER: 13,416,153.

9.   SOLE DISPOSITIVE POWER: -0-

10.  SHARED DISPOSITIVE POWER: 13,416,153.

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 13,416,153.

12.  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:   .

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  27.4%

14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):  CO.



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1.   NAME OF REPORTING PERSON:  DIRECTV Enterprises, Inc.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 95-4511942

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
        (A)  X
        (B)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:  WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e):   .

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER:  -0-

8.   SHARED VOTING POWER: 6,307,969.

9.   SOLE DISPOSITIVE POWER: -0-

10.  SHARED DISPOSITIVE POWER: 6,307,969.

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 6,307,969.

12.  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:   .

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  12.9%

14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):  CO.

Item 2.     Identity and Background.

      The names, business addresses, and principal businesses of each of the directors and executive officers of GM, Hughes, and DIRECTV (the "Reporting Persons") are set forth on Schedule I hereto and incorporated by reference herein.

Item 3.     Source and Amount of Funds or Other Consideration.

      As described in Item 6 below, Motient distributed to Hughes 1,097,248 shares of Class A Common Stock and cash in connection with Hughes' guaranty of certain obligations of Motient pursuant to a term credit agreement, and 6,010,936 shares of Class A Common Stock in connectin with Hughes' guaranty of certain obligations of Motient pursuant to a revolving credit agreement. Motient, a subsidiary of Motient, Hughes, and the other guarantors under such credit agreements also entered into new credit agreements.

Item 4.     Purpose of Transaction.

      Hughes acquired the Class A Common Stock in full satisfaction of Motient's obligations under the guaranties as described in Item 6 below.

Item 5.     Interest in Securities of the Issuer.

      As described in Item 6 below, Baron Capital Partners, L.P. received an aggregate of 1,184,438 shares of Class A Common Stock and cash in connection with its guaranty of certain obligations of Motient.

      As described in Item 6 below, Motient distributed an aggregate of 9,257,262 shares of Class A Common Stock and cash to Hughes, Baron Capital Partners, L.P., and Singapore Telecommunications Ltd.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Term Loan Master Agreement. On November 19, 2001, Motient, Hughes, Singapore Telecommunications Ltd. ("Sing Tel") and Baron Capital Partners, L.P. ("Baron" and, together with Hughes and Sing Tel, the "Guarantors") executed a Term Loan Master Agreement (the "Term Loan Master Agreement") relating to Motient's Term Credit Agreement, dated as of March 31, 1998 (the "Term Credit Agreement"). Under the Term Loan Master Agreement, Motient distributed 1,097,248 shares of Class A Common Stock of the Issuer to Hughes, 182,875 shares of Class A Common Stock of the Issuer to Sing Tel and 182,875 shares of Class A Common Stock of the Issuer to Baron in lieu of foreclosure upon such shares by the Guarantors. In addition, Motient sold 500,000 shares of Class A Common Stock of the Issuer in a broker transaction at the request of the Guarantors and distributed $3,562.381.24 to Hughes, $593,730.21 to Sing Tel and $593,730.21 to
Baron with the proceeds from such sale. As a result of the foregoing transactions, Motient's obligations to the Guarantors under the Term Credit Agreement were satisfied in full. Motient also transferred a demand registration right to Hughes and shelf registration rights and piggyback registration rights to each of the Guarantors, which rights were previously granted to Motient under the Registration Rights Agreement.

      Revolving Loan Master Agreement. On November 19, 2001, Motient, Motient Holdings Inc. ("Motient Sub") and each of the Guarantors executed a Revolving Loan Master Agreement (the "Revolving Loan Master Agreement") relating to Motient Sub's Revolving Credit Agreement, dated as of March 31, 1998 (the "Revolving Credit Agreement"). Under the Revolving Loan Master Agreement, Motient distributed 6,010,936 shares of Class A Common Stock of the Issuer to Hughes, 781,765 shares of Class A Common Stock of the Issuer to Sing Tel and 1,001,563 shares of Class A Common Stock of the Issuer to Baron in lieu of foreclosure upon such shares by the Guarantors and in full satisfaction of Motient's and Motient Sub's obligations to the Guarantors under the Revolving Credit Agreement. Motient also transferred shelf registration rights and piggyback registration rights to each of the Guarantors, which rights were previously granted to Motient under the Registration Rights Agreement.

Item 7.     Materials to be Filed as Exhibits.

Exhibit 1 Term Loan Master Agreement, dated as of November 19, 2001, by and among Motient Corporation (formerly known as American Mobile Satellite Corporation), Hughes Electronics Corporation, Singapore Telecommunications Ltd. and Baron Capital Partners, L.P.

Exhibit 2 Revolving Loan Master Agreement, dated as of November 19, 2001, by and among Motient Corporation (formerly known as American Mobile Satellite Corporation), Hughes Electronics Corporation, Singapore Telecommunications Ltd. and Baron Capital Partners, L.P.

                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                              GENERAL MOTORS CORPORATION

                              By:  Thomas A. Gottschalk

                              Name: Thomas A. Gottschalk
                              Title:  Senior Vice President and General Counsel

Date:  November 28, 2001

                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                              HUGHES ELECTRONICS CORPORATION

                              By:  Michael J. Gaines

                              Name: Michael J. Gaines
                              Title:  Vice President and Chief Financial Officer

Date:  November 28, 2001

                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                              DIRECTV ENTERPRISES, INC.

                              By: Roxanne S. Austin

                              Name: Roxanne S. Austin
                              Title:  President and Chief Operating Officer

Date:  November 28, 2001

                                   SCHEDULE I

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                              THE REPORTING PERSONS

General Motors Corporation

      The name, business address, present principal occupation or employment, and the name, principal business, and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of General Motors is set forth below. Unless otherwise specified, the business address of each person listed below is 100 Renaissance Center, Detroit, Michigan 48243-7301.

NAME, BUSINESS ADDRESS AND PRINCIPAL
OCCUPATION, IF NOT EXECUTIVE OFFICER
OF GM                                    POSITION WITH GM

Percy N. Barnevik                        Director
Chairman, ABB Ltd.
Affolternstrasse 44
Box 8131
CH-8050 Zurich Switzerland

John H. Bryan                            Director
Retired Chairman and CEO
Sara Lee Corporation
Three First National Plaza, 46th Floor
Chicago, Illinois  60602-4260

John M. Devine                           Vice Chairman and Chief Financial
                                         Officer

Thomas E. Everhart                       Director
Professor Emeritus and Professor of
Electrical Engineering and Applied
Physics
California Institute of Technology
1200 E. California Blvd.
Pasadena, California 91125

John D. Finnegan                         Executive Vice President; Chairman
                                         and President, General Motors
                                         Acceptance Corporation

George M.C. Fisher                       Director
Retired Chairman and CEO
Eastman Kodak Company
343 State Street
Rochester, New York  1460-0229

Thomas A. Gottschalk                     Executive Vice President, Law and
                                         Public Policy, and General Counsel

Nobuki Idei                              Director
Chairman and Chief Executive Officer
Sony Corporation
6-7-35 Kitashinagawa
Shinagawa-ku Tokyo  141-0001 Japan

Karen Katen                              Director
Executive Vice President, Pfizer
Inc. President, Pfizer Global
Pharmaceuticals
Pfizer, Inc.
235 East 42nd Street
New York, New York  10017-5755

Robert A. Lutz                           Vice Chairman, Product Development

J. Willard Marriott, Jr.                 Director
Chairman and Chief Executive Officer
Marriott International, Inc.
One Marriott Drive
Washington, D.C.  20058

E. Stanley O'Neal                        Director
President and Chief Operating Officer
Merrill Lynch & Co.
717 Fifth Avenue, 9th Floor
New York, New York 10022

Eckhard Pfeiffer                         Director
Chairman, Intershop Communications
AG/Inc.
7 Saddlebrook Lane
Houston, Texas  77024

John F. Smith, Jr.                       Chairman

G. Richard Wagoner, Jr.                  Chief Executive Officer

Lloyd D. Ward                            Director
Chief Executive Officer
United States Olympic Committee
One Olympic Plaza
Colorado Springs, Colorado  80909

Hughes Electronics Corporation

      The name, business address, present principal occupation or employment, and the name, principal business, and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Hughes is set forth below. Unless otherwise specified, the business address of each person listed below is 200 North Sepulveda Blvd., El Segundo, California 90245.

NAME, BUSINESS ADDRESS AND PRINCIPAL
OCCUPATION, IF NOT EXECUTIVE OFFICER OF
HUGHES                                   POSITION WITH HUGHES

Michael J. Gaines                        Vice President and Chief
                                         Financial Officer

James M. Cornelius                       Director
Chairman, Guidant Corporation
P.O. Box 44906
Indianapolis, Indiana  46244

Thomas E. Everhart                       Director
(See occupation and address above)

Eddy W. Hartenstein                      Senior Executive Vice President


Peter A. Lund                            Director
Chairman
DreamLife, Inc.
888 7th Avenue
New York, New York  10006

Harry J. Pearce                          Chairman of the Board & Director

Eckhard Pfeiffer                         Director
(See occupation and address above)

Jack A. Shaw                             Chief Executive Officer and
                                         President & Director

Alfred C. Sikes                          Director
President, Hearst Interactive Media
The Hearst Corporation
959 8th Avenue
New York, New York 10019

John F. Smith, Jr.                       Director
(See occupation and address above)


Bernee D.L. Strom                        Director
Chief Executive Officer
Strom Group
5505 Lake Washington
Kirkland, Washington  98033

G. Richard Wagoner                       Director
(See occupation and address above)



DIRECTV Enterprises, Inc.

      The name, business address, present principal occupation or employment, and the name, principal business, and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of DIRECTV is set forth below. Unless otherwise specified, the business address of each person listed below is 2230 East Imperial Hwy., El Segundo, California 90245.

NAME, BUSINESS ADDRESS AND PRINCIPAL
OCCUPATION, IF NOT EXECUTIVE OFFICER OF
DIRECTV                                  POSITION WITH DIRECTV

Eddy Hartenstein                         Chairman of the Board and
                                         Chief Executive Officer

Roxanne S. Austin                        President and Chief Operating
                                         Officer

David A. Baylor                          Executive Vice President

Lawrence N. Chapman                      Executive Vice President

Steven J. Cox                            Executive Vice President

Robert L. Meyers                         Executive Vice President